Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON SEPTEMBER 13, 2007

UNBRIDLED ENERGY PROVIDES DRILLING AND OPERATIONS
UPDATE ON CHAMBERS AREA, ALBERTA, CANADA

CALGARY-PITTSBURGH · September 13, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to provide a drilling update on its Option Well, which spud on August 26, 2007, located at 16-21-41-11 W5M (“16-21”) in the gas and condensate Chambers/Ferrier area, northwest of Calgary, Alberta. On September 11, 2007, the 16-21 well reached intermediate casing point at a depth of 2,880.7 metres with logging and intermediate casing operations currently being conducted. Thereafter, drilling will resume to an expected total depth of approximately 3,300 metres. Importantly, the Company reports the drilling costs are in line with the targeted budget.

The Company holds an average of 35% working interest (WI) in 10,240 acres (16 sections) with an option on an additional 3,840 acres (six sections) in the Chambers/Ferrier area. The Company holds a 58.5% WI in the 16-21 Option Well, currently being drilled, and, as a result, will earn an interest in three sections of land with a further option to earn the remaining three sections with a second Option Well.

Separately, the Company has run tubing into its 3-17-41-11 (“3-17”) well in preparation for production. The well was flow tested for a short period and is anticipated to produce at rates announced previously . The 3-17 is now ready to be connected to the existing pipeline infrastructure and should be completed by November 2007 to begin production. Thereafter, tie-in operations of the 7-18-41-11 W5M well will commence.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to anticipatedtie-in of wells, gas production, earning of interests in additional sections and exploration results. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “wil,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements wil prove to be accurate and actual results and future events could differ materialy from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materialy from those anticipated in these forward-looking statements include: the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company wil encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.